BB 3/5

04003359

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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cm 3/17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45467

RECEIVED FEB 27 2004 187 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFPC Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Bellevue Parkway
(No. and Street)

Wilmington	DE	19809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski (302) 791-3053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street, 25th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFPC Distributors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

EILEEN M. ALLEN
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Jan. 10, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFPC Distributors, Inc.
(SEC I.D. No. 8-45467)

Independent Auditors' Report and
Supplemental Report on Internal Control

Consolidated Financial Statements and Unconsolidated Supplemental Schedules
For the Year Ended December 31, 2003

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

PFPC Distributors, Inc.

Consolidated Financial Statements and
Unconsolidated Supplementary Information

For the Year ended December 31, 2003

Contents

Report of Independent Auditors.. 1

Audited Consolidated Financial Statements:

Consolidated Statement of Financial Condition...................................... 2
Consolidated Statement of Income... 3
Consolidated Statement of Changes in Stockholder's Equity.................. 4
Consolidated Statement of Cash Flows.. 5
Notes to Consolidated Financial Statements... 6

Supplementary Information:

Computation of Unconsolidated Net Capital under SEC Rule 15c3-1..... 14
Exemptive Provision under SEC Rule 15c3-3.. 15

Supplementary Report:

Supplementary Report of Independent Auditors on
Internal Control... 16

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

To the Stockholder of
PFPC Distributors, Inc.

We have audited the accompanying consolidated statement of financial condition of PFPC Distributors, Inc. (the "Company") as of December 31, 2003, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2004

PFPC Distributors, Inc.

Consolidated Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	9,819,031
Investments, at fair market value		128,164
Accounts receivable, net of allowance for for doubtful accounts of $6,977		132,830
Income taxes receivable		140,320
Prepaid assets		627,871
Goodwill		714,363
Other assets		24,621
Total assets	$	11,587,200
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	3,874,429
Due to parent		67,492
Accrued expenses		220,228
Income taxes payable		62,777
Deferred tax liability		93,445
Other liabilities		12,426
Total liabilities		4,330,797
Stockholder's equity:		
Common stock, $1 par value, 200,000 shares authorized; 4 shares issued and outstanding		4
Additional paid-in capital		7,256,399
Total stockholder's equity		7,256,403
Total liabilities and stockholder's equity	$	11,587,200

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Income

For the Year Ended December 31, 2003

Revenues:	
Distribution fees	$ 60,183,910
Service fees	2,405,568
Investment income	71,472
Other revenues	6,301
Total revenues	62,667,251
Expenses:	
Distribution expenses	60,183,910
Employee compensation and benefits	713,473
Allocated support services	766,466
Professional and other services	613,834
General office expenses	207,099
Other expenses	1,875
Total expenses	62,486,657
Income before income taxes	180,594
Provision for income taxes	80,569
Net income	$ 100,025

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2003	4	$ 4	$ 7,289,079	$ 1,367,295	$ 8,656,378
Net income	-	-	-	100,025	100,025
Cash dividends paid	-	-	(32,680)	(1,467,320)	(1,500,000)
Balances at December 31, 2003	4	$ 4	$ 7,256,399	$ -	$ 7,256,403

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2003

Cash flows from operating activities:

Net income		$ 100,025
Adjustments to reconcile net income to net cash used in operating activities:		
Goodwill writedown	$ 5,620	
Changes in assets and liabilities:		
Decrease in accounts receivable	101,484	
Increase in income taxes receivable	(52,324)	
Increase in investments at fair market value	(6,696)	
Increase in prepaid assets	(345,448)	
Decrease in other assets	180,012	
Decrease in due to parent	(289,848)	
Decrease in accounts payable	(976,282)	
Increase in accrued expenses	108,087	
Increase in income taxes payable	14,421	
Increase in deferred tax liability	73,345	
Decrease in other liabilities	(87,394)	
Total adjustments		(1,275,023)
Net cash used in operating activities		(1,174,998)
Cash flows from financing activities:		
Dividends paid to parent		(1,500,000)
Net cash used in financing activities		(1,500,000)
Net increase in cash and cash equivalents		(2,674,998)
Cash and cash equivalents at beginning of year		12,494,029
Cash and cash equivalents at end of year		$ 9,819,031
Supplemental cash flows disclosure:		
Income tax payments		$ 134,617
Income tax refunds		$ 179,744

The accompanying notes are an integral part of these financial statements.

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements

December 31, 2003

1. Organization

PFPC Distributors, Inc. and its subsidiaries (the "Company") are wholly-owned subsidiaries of PFPC Inc. (the "Parent") and indirect, wholly-owned subsidiaries of PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company.

The Company's wholly-owned subsidiaries include ABN AMRO Distribution Services (USA), Inc., BlackRock Distributors, Inc., Offit Funds Distributor, Inc. and Northern Funds Distributors, LLC. The Company and its subsidiaries are broker-dealers registered with the Securities and Exchange Commission ("SEC"), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

The Company's business includes acting as a consultant to investment companies in retailing and wholesaling mutual fund shares. The Company also provides sales support services to registered representatives of broker/dealers which have entered into selling agreements with a mutual fund client of the Parent and administrative support services.

The Company has a fully-disclosed clearing arrangement with an affiliated registered clearing broker.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on a consolidated basis. All significant intercompany balances have been eliminated in consolidation. Certain amounts reported in the prior year have been reclassified to conform to current year presentation.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act"). Short-term investments are carried at amortized cost, which approximates fair value.

Accounts Receivable - Accounts receivable includes amounts due from clients for the performance of distribution and support services.

Investments - Investments consist of shares of registered mutual fund investment companies and are stated at fair market value with realized and unrealized gains and losses recorded in the consolidated statement of income.

2. Summary of Significant Accounting Policies (continued)

Goodwill - Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company annually evaluates goodwill for impairment. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Revenue Recognition - The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are generally remitted to external brokers who distribute the shares of these funds to investors. The revenue and expense associated with these fees are included as "Distribution fees" and "Distribution expenses," respectively, in the consolidated statement of income. Revenue from service fees is recognized in the period the service is rendered.

Investment Income - Investment income includes income earned on cash and cash equivalents and is recognized when earned.

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the expenses are included within "Expenses" in the consolidated statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

Investments are stated at fair value based on quoted market prices. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the consolidated balance sheet to be reasonable estimates of fair value.

New Accounting Pronouncement - In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." This interpretation provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities that existed prior to that date in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have any impact on its results of operations, financial position, liquidity or disclosure requirements.

3. Net Capital Requirements

PFPC Distributors, Inc. is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. PFPC Distributors, Inc. has elected to use the basic method permitted by the Rule, which requires that PFPC Distributors, Inc. maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, PFPC

3. Net Capital Requirements (continued)

Distributors, Inc. had net capital of $3,764,649, which was $3,717,621 in excess of the required net capital of $47,028. PFPC Distributors, Inc.'s resulting ratio of aggregate indebtedness to net capital was 0.19 to 1. In addition, certain subsidiaries are subject to the same net capital requirements.

	ABN AMRO Distribution Services (USA), Inc.	BlackRock Distributors, Inc.	Offit Funds Distributor, Inc.	Northern Funds Distributors, LLC
Net capital	$ 213,543	$ 1,029,488	$ 93,027	$ 316,290
Excess net capital	$ 187,316	$ 809,835	$ 68,027	$ 311,290

4. Income Taxes

The Company is a participant in a master tax sharing agreement with the Corp. Federal income taxes represent an agreed upon allocation from the Corp. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in current taxes otherwise payable by the group.

The operating results of the Company are included in the consolidated U.S. Federal income tax returns of the Corp. and its subsidiaries. For state and local income tax purposes, the Company either was included in the combined and unitary tax returns with the Corp. and its subsidiaries or filed separate company returns.

The income tax expense included in the consolidated statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2003	
Current:	
Federal	$(70,654)
State	37,679
Total Current	(32,975)
Deferred:	
Federal	127,015
State	(13,471)
Total Deferred	113,544
Total income tax provision	$ 80,569

4. Income Taxes (continued)

At December 31, 2003, the Company had the following net deferred tax liability of $93,445, which resulted primarily from state taxes payable to the Parent:

At December 31, 2003	
Deferred tax asset	$ 3,471
Deferred tax liability	(96,916)
Net deferred tax liability	$(93,445)

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of the federal deductibility of state income taxes.

5. Employee Benefit Plans

Incentive Savings Plan - The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Code limitations, are matched by the Company. ISP expenses for the Company were $14,552 for the year ended December 31, 2003 and are included in "Employee compensation and benefits" in the consolidated statement of income. Contributions to the ISP are matched with shares of PNC common stock.

Postretirement Benefits - PNC provides certain health care and life insurance benefits for retired employees and their dependents. No postretirement benefits expense was allocated to the Company by PNC for the year ended December 31, 2003. No separate financial obligation data for the Company is available with respect to such plan.

Noncontributory Defined Benefit Pension Plan - Certain employees of the Company participate in PNC's noncontributory defined benefit pension plan. Retirement benefits are based on compensation level, age and length of service. Participants are fully vested after five years of service. Pension contributions are based on actuarially determined amounts necessary to fund total benefits payable to plan participants. The Company had a prepaid pension benefit obligation of $615 as of December 31, 2003. This amount was recorded in "Other assets" on the consolidated statement of financial condition.

6. Related Party Transactions

Related party revenues of $15,256,542 were generated by providing distribution and administrative support services to affiliated open-end investment companies. At December 31, 2003, $57,046 of revenue was accrued for services performed for affiliated open-end investment companies. This balance was included in "Accounts receivable" on the consolidated statement of financial condition.

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2003, these allocations totaled $812,431, which are included in "Allocated support services" and "General office expenses" in the consolidated statement of income. At December 31, 2003, amounts payable to the Parent totaled $67,492, which is included in "Due to parent" in the consolidated statement of financial condition.

The deferred tax liability of $93,445, recorded on the consolidated statement of financial condition, will result in an intercompany payable. Furthermore, income taxes receivable of $140,320 and income taxes payable of $62,777, recorded on the consolidated statement of financial condition, will result as a net intercompany receivable. For the year ended December 31, 2003, income tax payments of $134,617 were made to the Corp. and Trust Co. and income tax refunds of $179,744 were received from the Corp. and Trust Co.

In January, November and December of 2003, the Board declared and paid cash dividends of $500,000 in each of those months to the Parent based on the excess of cash over required net capital of the Company.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2003, the Board members did not receive any remuneration for their services.

7. Client Concentrations

For the year ended December 31, 2003, an unaffiliated client represented approximately 36% of the Company's service fee revenue, while approximately 24% of service fee revenue was generated from two affiliated open-end investment companies.

8. Consolidated Subsidiaries

The following is a summary of certain financial information regarding the Company's consolidated subsidiaries:

	ABN AMRO Distribution Services (USA), Inc.	BlackRock Distributors, Inc.	Offit Funds Distributor, Inc.	Northern Funds Distributors, LLC	Total
Total assets	$ 827,211	$ 4,368,992	$ 114,090	$ 365,130	$5,675,423
Total liabilities	393,418	3,294,796	7,500	26,206	3,721,920
Total equity	$ 433,793	$ 1,074,196	$ 106,590	$ 338,924	$1,953,503

Total subsidiary equity of $1,953,503 is not included as capital in the computation of the Company's net capital under rule 15c3-1.

9. Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's clearing broker, J.J.B. Hilliard, W.L. Lyons, Inc., an affiliate, is exposed to risk of loss on customer transactions. In the event of a customer's inability to meet the terms of its contracts, the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no amounts owed to the clearing broker by these customers.

The Company has provided a guarantee to their clearing broker. Under this agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

PFPC Distributors, Inc.

Notes to Consolidated Financial Statements (continued)

December 31, 2003

10. Reconciliation Between Unconsolidated FOCUS Report and Consolidated Financial Statements

For the year ended December 31, 2003, differences existed between amounts reported in the audited consolidated financial statements and those reported in the December 31, 2003 quarterly FOCUS report filing.

The following is a reconciliation of amounts reported in the FOCUS filing to amounts reported in the audited financial statements:

	Assets	Liabilities
Amounts reported per Part IIA FOCUS filing	$ 7,961,836	$ 705,433
Net effect of consolidation of subsidiaries	3,625,364	3,625,364
Amounts reported per audited financial statements	$ 11,587,200	$ 4,330,797

Supplementary Information

PFPC Distributors, Inc.

Computation of Unconsolidated Net Capital under SEC Rule 15c3-1

December 31, 2003

Net Capital:		
Stockholder's equity		$ 7,256,403
Deduction for nonallowable assets:		
Equity of subsidiaries		1,953,503
Accounts receivable		96,507
Intercompany receivable		96,361
Income taxes receivable		19,930
Prepaid assets		483,689
Goodwill		714,363
Other assets (less accrued investment income of $3,865)		20,691
Net capital before haircuts on securities positions		3,871,359
Haircuts on securities:		
Investment in money market mutual fund (2% of $4,374,259)		87,485
Investment in mutual funds (15% of $128,164)		19,225
Net capital		$ 3,764,649
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$ 366,997	
Due to parent	67,200	
Accrued expenses	167,128	
Deferred tax liability	93,445	
Other liabilities	10,663	
Total aggregate indebtedness	$ 705,433	
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)		$ 47,028
Net capital in excess of required minimum		$ 3,717,621
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)		$ 3,694,105
Ratio of aggregate indebtedness to net capital		0.19 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2003, filed by PFPC Distributors, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

PFPC Distributors, Inc.

Determination of Reserve Requirement Under Rule 15c3-3

December 31, 2003

The Company has elected the exemption under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission, which requires that the Company clear all transactions with a clearing broker or dealer on a fully disclosed basis. At December 31, 2003, the Company held no customer funds and had no required deposit.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 24, 2004

The Board of Directors
PFPC Distributors, Inc.

In planning and performing our audit of the consolidated financial statements of PFPC Distributors, Inc. (the "Company"), for the year ended December 31, 2003, (on which we issued our report dated February 19, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedure may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP